Augmedix, Inc.

111 Sutter Street, Suite 1300

San Francisco, California 94104

May 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3720

Attention: Janice Adeloye

Re: Augmedix, Inc.

Registration Statement on Form S-3

(File No. 333-264337)

Request for Acceleration

Dear Ms. Adeloye:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Augmedix, Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-3, as amended, be accelerated to 4:00 p.m., Eastern Time, on May 6, 2022, or as soon as practicable thereafter.

Please contact John Rafferty of Morrison & Foerster LLP via telephone at (415) 268-6897 or via e-mail at JRafferty@mofo.com with any questions you may have. In addition, please notify Mr. Rafferty when this request for acceleration has been granted.

Sincerely,

Augmedix, Inc.

/s/ Emmanuel Krakaris
Name:	Emmanuel Krakaris
Title:	Chief Executive Officer

cc:          Paul Ginocchio, Chief Financial Officer

John Rafferty, Esq.

John Owen, Esq.